Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
Jim Prout
Taylor Rafferty, New York
212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES 2002 RESULTS OF
TRANQUILIDADE GROUP OF INSURANCE COMPANIES

Luxembourg/Portugal – February 18, 2003 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced today the 2002 results of Companhia de Seguros Tranquilidade (“Tranquilidade”), Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”) and Espírito Santo Seguros (“ESS”).

Insurance activities in Portugal in 2002 were affected by the significant slowdown in the domestic economy, combined with a substantial increase in re-insurance costs and the impact of the deteriorating capital markets on the investment portfolios.

During the course of 2002, Tranquilidade (non life sector) pursued the restructuring process initiated in the previous year. This implied a reorganization of significant areas in its portfolio designed to improve its quality and reduce claims levels. These actions resulted in a small decline of 2.4% in premiums as a consequence of the increased selectivity applied (overall market share declined from 9.5% in 2001 to 8.5% in 2002), significantly followed by a reduction of 14.4% in claims. Furthermore, policies of cost reduction and reduction in headcount were carried out in the period. As a consequence, technical results before reinsurance increased 80.2% in 2002 to 77.2 million Euros, whilst technical results net of reinsurance increased 49.2% to 54.1 million Euros in the same period, highlighting the effect of the increase in reinsurance costs. Tranquilidade's combined ratio (including reinsurance activities ) improved from 115.0% in 2001 to 107.3% in 2002, with the most significant reductions originating in the areas of fire, household comprehensive, workers compensations and motor.

However, Tranquilidade’s performance was affected by the impact of personnel restructuring costs (in 2002 net headcount reduction totalled 216, corresponding to 16% of the workforce) together with significantly lower results from financial investments (including its 25% participation in Tranquilidade Vida) and higher re-insurance costs due to the post September 11th market changes. The effect of these latter increases contributed to the contrast between Tranquilidade’s combined ratio (excluding reinsurance activity) of 100.0% and its combined ratio (including reinsurance activity) of 107.3% at the end of 2002. As a result of all these factors, Tranquilidade posted a loss of 18.6 million Euros in 2002, corresponding to a 10.2% increase when compared with the loss of the previous year.

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Tranquilidade’s capital was increased by 40 million Euros to 135 million Euros at the end of 2002 and its solvency margin improved form 142.0% in 2001 to 178.0% in 2002.

At the operational level the performance of Tranquilidade Vida (life sector) was positively influenced by the shift away from capitalisation products towards traditional risk and private pension fund products. Market share in the traditional products increased from 10.1% to 11.0% and in private pension plans reached 28.3%, as Tranquilidade Vida maintained its leadership in this activity in the Portuguese market. However, overall premiums declined 12.1% to 702.1 million Euros in 2002 reflecting the deliberate move away from capitalisation products, causing Tranquilidade Vida’s overall market share to decline from 18.0% in 2001 to 15.0% in 2002. Claims declined by 11.7% in the same period, as the volume of policy maturities declined in 2002 when compared with the previous year. Bancassurance activity remained at a satisfactory level, with approximately 90% of Tranquilidade Vida’s products being distributed through the networks of Banco Espírito Santo (“BES”) and Banco Internacional de Crédito (“BIC”).

However, in spite of the conversion of certain financial investments away from equity related instruments carried out in 2002, results at Tranquilidade Vida were still significantly affected by the continuing decline in stock exchange prices in Portugal, where the PSI-20 Index declined by 24.7% in 2002. This caused Tranquilidade Vida to show a loss of 62.5 million Euros in 2002, against a small gain in 2001.

In late 2002, Tranquilidade Vidas’s shareholders (Espírito Santo Financial Group and Credit Agricole Group, through Bespar) paid in an additional 100 million Euros towards Tranquilidade Vida’s capital that reached a fully paid in 250 million Euros at the end of 2002, whilst its solvency ratio grew from 114.3% in 2001 to 151.0% in 2002.

In spite of a 35.8% increase in premiums, profits at ESS (non life bancassurance) in 2002 declined 22.7% to 0.9 million Euros in 2002, compared with those of the preceding year. This decline relates to the 54.1% increase in claims (including provisions for claims), originating primarily from motor insurance.

Technical results increased 5.4% in the year and distribution through the networks of BES and BIC continued to perform successfully; in the course of 2002, a new distribution channel was opened in the Azores Islands, through the newly established Banco Espírito Santo dos Açores.

Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally.

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